__________________________________________________________________________



                     SECURITIES  AND  EXCHANGE  COMMISSION
                            WASHINGTON, D.C.  20549

                             _____________________


                                  FORM  11-K
                                ANNUAL  REPORT

   Pursuant  to  Section  15(d)  of  the  Securities  Exchange  Act of  1934

                For  the  Fiscal  Year  Ended  June  30,  1995


                             _____________________

                                 THRIFT  PLANS
                                      of
                      CONSOLIDATED  NATURAL  GAS  COMPANY
                                      and
                       ITS  PARTICIPATING  SUBSIDIARIES
                           (Full Title of the Plan)


                             _____________________



                       Consolidated Natural Gas Company
                    (Name  of  Issuer  of  the  Securities)

                                   CNG Tower

                     Pittsburgh, Pennsylvania  15222-3199
                  (Address  of  Principal  Executive  Office)

__________________________________________________________________________

               THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY
                      AND ITS PARTICIPATING SUBSIDIARIES

                            FORM 11-K ANNUAL REPORT

                    For the Fiscal Year Ended June 30, 1995


                               TABLE OF CONTENTS

                                                                       Page
                                                                       ____

Report of Independent Accountants . . . . . . . . . . . . . . . . . .    1
General Thrift Trust - Statement of Financial Condition
  with Fund Information . . . . . . . . . . . . . . . . . . . . . . .    2
General Thrift Trust - Statement of Income and
  Changes in Participants' Equity with Fund Information . . . . . . .    3
Alternate Thrift Trust - Statement of Financial Condition
  with Fund Information . . . . . . . . . . . . . . . . . . . . . . .    4
Alternate Thrift Trust - Statement of Income and
  Changes in Participants' Equity with Fund Information . . . . . . .    5
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . .    7
Exhibits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of the Thrift Plans of
    Consolidated Natural Gas Company and Its Participating Subsidiaries


     In our opinion, the accompanying statements of financial condition and the related statements of income and changes in participants' equity present fairly, in all material respects, the financial position of the General and Alternate Thrift Trusts implementing the several Thrift Plans of Consolidated Natural Gas Company and Its Participating Subsidiaries (the "Thrift Plans") at June 30, 1995 and 1994, and the results of their operations and the changes in their participants' equity for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the management of Consolidated Natural Gas Company; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of financial condition and statements of income and changes in participants' equity is presented for purposes of additional analysis rather than to present the statements of financial condition and statements of income and changes in participants' equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






600 Grant Street
Pittsburgh, Pennsylvania 15219
December 18, 1995

                             CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                          GENERAL THRIFT TRUST

                         STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION




                                                                       at June 30, 1995
                                                       ____________________________________________
                                                       Consolidated
                                                       Natural Gas         Cash
                                                          Company        (General
                                                          Common        Investments       Funds
                                                        Stock Fund         Fund)        Combined
                                                       ____________     ___________    ___________
Assets:

  Consolidated Natural Gas Company common stock held for participants:

    Common stock at market value,
      June 30, 1995 - 59,943 shares,
      June 30, 1994 - 127,218 shares
      (cost, June 30, 1995 - $924,538,
      June 30, 1994 - $1,901,907) (Note 6) . . . . . . $ 2,247,863     $        -     $ 2,247,863

  Temporary investments at cost (which approximates
  market value) (Exhibit I)  . . . . . . . . . . . . .          -       14,150,000     14,150,000

  Interest receivable  . . . . . . . . . . . . . . . .          -               65             65


  Cash . . . . . . . . . . . . . . . . . . . . . . . .          -           17,654         17,654


  Contributions and loan deductions due from employers          -        1,469,713      1,469,713

  Loans to participants (secured)  . . . . . . . . . .          -           12,665         12,665
                                                        ___________    ___________    ___________

          TOTAL ASSETS . . . . . . . . . . . . . . . .  $ 2,247,863    $15,650,097    $17,897,960
                                                        ===========    ===========    ===========

Liabilities and Participants' Equity:

  Accounts payable . . . . . . . . . . . . . . . . . .  $        -     $    10,633    $    10,633

  Participants' equity (Note 10) . . . . . . . . . . .    2,247,863     15,639,464     17,887,327
                                                        ___________    ___________    ___________

          TOTAL LIABILITIES AND PARTICIPANTS' EQUITY .  $ 2,247,863    $15,650,097    $17,897,960
                                                        ===========    ===========    ===========



     The accompanying notes and exhibits are an integral part of the financial statements.


                             CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                          GENERAL THRIFT TRUST

                         STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION




                                                                      at June 30, 1994
                                                       ____________________________________________
                                                       Consolidated
                                                       Natural Gas         Cash
                                                          Company        (General
                                                          Common        Investments       Funds
                                                        Stock Fund         Fund)        Combined
                                                       ____________     ___________    ___________
Assets:

  Consolidated Natural Gas Company common stock held for participants:

    Common stock at market value,
      June 30, 1995 - 59,943 shares,
      June 30, 1994 - 127,218 shares
      (cost, June 30, 1995 - $924,538,
      June 30, 1994 - $1,901,907) (Note 6) . . . . . . $ 4,802,480     $        -      $ 4,802,480

  Temporary investments at cost (which approximates
  market value) (Exhibit I)  . . . . . . . . . . . . .          -       22,850,000      22,850,000

  Interest receivable  . . . . . . . . . . . . . . . .          -           44,340          44,340

  Cash . . . . . . . . . . . . . . . . . . . . . . . .          -           19,760          19,760

  Contributions and loan deductions due from employers          -        1,532,034       1,532,034

  Loans to participants (secured)  . . . . . . . . . .          -           13,757          13,757
                                                       ___________     ___________     ___________

          TOTAL ASSETS . . . . . . . . . . . . . . . . $ 4,802,480     $24,459,891     $29,262,371
                                                       ===========     ===========     ===========

Liabilities and Participants' Equity:

  Accounts payable . . . . . . . . . . . . . . . . . . $        -      $     2,033     $     2,033

  Participants' equity (Note 10) . . . . . . . . . . .   4,802,480      24,457,858      29,260,338
                                                       ___________     ___________     ___________

          TOTAL LIABILITIES AND PARTICIPANTS' EQUITY . $ 4,802,480     $24,459,891     $29,262,371
                                                       ===========     ===========     ===========


     The accompanying notes and exhibits are an integral part of the financial statements.


                             CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                          GENERAL THRIFT TRUST

             STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY WITH FUND INFORMATION



                                                                         Year Ended June 30, 1995
                                                                  _______________________________________
                                                                  Consolidated
                                                                   Natural Gas     Cash
                                                                     Company     (General
                                                                     Common     Investments     Funds
                                                                   Stock Fund      Fund)      Combined
                                                                  ____________  ___________  ___________
Contributions (Notes 4 and 5):
   From participating employees . . . . . . . . . . . . . . . .   $        -    $18,923,240  $18,923,240
Dividend income . . . . . . . . . . . . . . . . . . . . . . . .            -         79,665       79,665
Interest income from temporary investments  . . . . . . . . . .            -        831,141      831,141
Interfund conversions - net . . . . . . . . . . . . . . . . . .        82,596       (82,596)          -
                                                                  ___________   ___________  ___________
        TOTAL ADDITIONS . . . . . . . . . . . . . . . . . . . .        82,596    19,751,450   19,834,046
                                                                  ___________   ___________  ___________


Benefits paid to participants . . . . . . . . . . . . . . . . .       346,399    26,556,838   26,903,237
Transfer to Alternate Thrift Trust (Note 8) . . . . . . . . . .       713,566     2,013,006    2,726,572
Decrease in unrealized appreciation of Consolidated
  Natural Gas Company common stock included in
  participants' equity (Note 6) . . . . . . . . . . . . . . . .     1,577,248            -     1,577,248
                                                                  ___________   ___________  ___________

        TOTAL DEDUCTIONS  . . . . . . . . . . . . . . . . . . .     2,637,213    28,569,844   31,207,057
                                                                  ___________   ___________  ___________

Net decrease in participants' equity during the year  . . . . .    (2,554,617)   (8,818,394) (11,373,011)
Participants' equity at beginning of year . . . . . . . . . . .     4,802,480    24,457,858   29,260,338
                                                                  ___________   ___________  ___________

Participants' equity at end of year . . . . . . . . . . . . . .   $ 2,247,863   $15,639,464  $17,887,327
                                                                  ===========   ===========  ===========

The accompanying notes and exhibits are an integral part of the financial statements.


                             CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                          GENERAL THRIFT TRUST


             STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY WITH FUND INFORMATION



                                                                         Year Ended June 30, 1994
                                                                  _______________________________________
                                                                  Consolidated
                                                                   Natural Gas     Cash
                                                                     Company     (General
                                                                     Common     Investments     Funds
                                                                   Stock Fund      Fund)      Combined
                                                                  ____________  ___________  ___________
Contributions (Notes 4 and 5):
   From participating employees . . . . . . . . . . . . . . . .   $        -    $19,254,481  $19,254,481
Dividend income . . . . . . . . . . . . . . . . . . . . . . . .            -         97,417       97,417
Interest income from temporary investments  . . . . . . . . . .            -        530,244      530,244
Interfund conversions - net . . . . . . . . . . . . . . . . . .       172,775      (172,775)          -
                                                                  ___________   ___________  ___________
        TOTAL ADDITIONS . . . . . . . . . . . . . . . . . . . .       172,775    19,709,367   19,882,142
                                                                  ___________   ___________  ___________


Benefits paid to participants . . . . . . . . . . . . . . . . .       386,827    19,721,631   20,108,458
Transfer to Alternate Thrift Trust (Note 8) . . . . . . . . . .            -             -            -
Decrease in unrealized appreciation of Consolidated
  Natural Gas Company common stock included in
  participants' equity (Note 6) . . . . . . . . . . . . . . . .     3,268,029            -     3,268,029
                                                                  ___________   ___________  ___________

        TOTAL DEDUCTIONS  . . . . . . . . . . . . . . . . . . .     3,654,856    19,721,631   23,376,487
                                                                  ___________   ___________  ___________

Net decrease in participants' equity during the year  . . . . .    (3,482,081)      (12,264)  (3,494,345)
Participants' equity at beginning of year . . . . . . . . . . .     8,284,561    24,470,122   32,754,683
                                                                  ___________   ___________  ___________

Participants' equity at end of year . . . . . . . . . . . . . .   $ 4,802,480   $24,457,858  $29,260,338
                                                                  ===========   ===========  ===========

The accompanying notes and exhibits are an integral part of the financial statements.


                                        CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                                ALTERNATE THRIFT TRUST

                                   STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
                                                           at June 30, 1995
                                         ___________________________________________________________
                                         Consolidated      Dominion
                                          Natural Gas     Resources                        Cash
                                            Company      Incorporated                    (General
                                             Common        Common        Diversified    Investments
                                           Stock Fund    Stock Fund         Fund           Fund)
                                         _____________   ____________    ___________    ___________
Assets:
  Consolidated Natural Gas Company
    common stock, at market, June 30,
    1995 - 12,006,428 shares, June 30,
    1994 - 11,374,812 shares (cost
    June 30, 1995 - $336,262,357,
    June 30, 1994 - $309,594,615)
    (Note 6) . . . . . . . . . . . . . .  $450,241,050   $       -       $        -     $        -
  Dominion Resources, Incorporated
    common stock, at market, June 30,
    1995 - 147,807 shares, June 30,
    1994 - 152,826 shares (cost
    June 30, 1995 - $3,741,952,
    June 30, 1994 - $3,758,409)
    (Note 6) . . . . . . . . . . . . . .            -     5,394,961              -               -
  Common and preferred stock, at
    market value (cost June 30, 1995 -
    $22,308,451, June 30, 1994 -
    $16,376,586) (Exhibit II)  . . . . .            -            -       25,239,585              -
  Corporate discounted notes, at
    market value (cost June 30, 1994 -
    $583,191)  . . . . . . . . . . . . .            -            -               -               -
  U.S. government agency Discount
    Note, at market value (cost June 30,
    1994 - $99,861)  . . . . . . . . . .            -            -               -               -
  Temporary investments, at cost (which
    approximates market value)
    (Exhibit III)  . . . . . . . . . . .            -            -        1,971,232       4,970,000
  Fixed Investment Fund (Exhibit IV) . .            -            -               -               -
  Loans to Participants  . . . . . . . .            -            -               -               -
  Cash . . . . . . . . . . . . . . . . .            -            -            3,198          58,567
  Dividends and interest receivable  . .            -            -           47,415          29,048
  Receivable from sale of common stock              -            -          180,405              -
  Contributions and loan deductions due
    from employers . . . . . . . . . . .            -            -               -        1,673,433
  Interfund accounts - receivable/
    (payable)  . . . . . . . . . . . . .      (784,147)    (570,312)       (512,201)      5,089,240
                                           ___________   __________     ___________     ___________

        TOTAL ASSETS . . . . . . . . . .  $449,456,903   $4,824,649     $26,929,634     $11,820,288
                                          ============   ==========     ===========     ===========

Liabilities and participants' equity:
  Accounts payable . . . . . . . . . . .         3,997   $       -      $ 2,053,472     $   113,645
  Participants' equity (Note 10) . . . .   449,452,906    4,824,649      24,876,162      11,706,643
                                          ____________   __________     ___________     ___________

        TOTAL LIABILITIES AND
          PARTICIPANTS' EQUITY . . . . .  $449,456,903   $4,824,649     $26,929,634     $11,820,288
                                          ============   ==========     ===========     ===========

Participants' equity represented by:
  Units credited to participants'
    accounts at June 30  . . . . . . . .                                    210,669
  Unit value at June 30  . . . . . . . .                                    $118.08

   The accompanying notes and exhibits are an integral part of the financial statements.

                                   CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                            ALTERNATE THRIFT TRUST

                             STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION (Continued)
                                                          at June 30, 1995
                                          ____________________________________________

                                              Fixed       Participants'
                                           Investment         Loan           Funds
                                              Fund            Fund          Combined
                                          _____________   ____________    ____________
Assets:
  Consolidated Natural Gas Company
    common stock, at market, June 30,
    1995 - 12,006,428 shares, June 30,
    1994 - 11,374,812 shares (cost
    June 30, 1995 - $336,262,357,
    June 30, 1994 - $309,594,615)
    (Note 6) . . . . . . . . . . . . . .  $         -     $        -      $450,241,050
  Dominion Resources, Incorporated
    common stock, at market, June 30,
    1995 - 147,807 shares, June 30,
    1994 - 152,826 shares (cost
    June 30, 1995 - $3,741,952,
    June 30, 1994 - $3,758,409)
    (Note 6) . . . . . . . . . . . . . .             -             -         5,394,961
  Common and preferred stock, at
    market value (cost June 30, 1995 -
    $22,308,451, June 30, 1994 -
    $16,376,586) (Exhibit II)  . . . . .             -             -        25,239,585
  Corporate discounted notes, at
    market value (cost June 30, 1994 -
    $583,191)  . . . . . . . . . . . . .             -             -                -
  U. S. government agency Discount
    Note, at market value (cost June 30,
    1994 - $99,861)  . . . . . . . . . .             -             -                -
  Temporary investments, at cost (which
    approximates market value)
    (Exhibit III)  . . . . . . . . . . .             -             -         6,941,232
  Fixed Investment Fund (Exhibit IV) . .    244,918,385            -       244,918,385
  Loans to Participants  . . . . . . . .             -     10,323,466       10,323,466
  Cash . . . . . . . . . . . . . . . . .             -             -            61,765
  Dividends and interest receivable  . .             -             -            76,463
  Receivable from sale of common stock               -             -           180,405
  Contributions and loan deductions due
    from employers . . . . . . . . . . .             -        680,681        2,354,114
  Interfund accounts - receivable/
    (payable)  . . . . . . . . . . . . .     (2,541,899)     (680,681)              -
                                           ____________   ___________     ____________

        TOTAL ASSETS . . . . . . . . . .   $242,376,486   $10,323,466     $745,731,426
                                           ============   ===========     ============

Liabilities and participants' equity:
  Accounts payable . . . . . . . . . . .   $         -    $        -      $  2,171,114
  Participants' equity (Note 10) . . . .    242,376,486    10,323,466      743,560,312
                                           ____________   ___________     ____________

        TOTAL LIABILITIES AND
          PARTICIPANTS' EQUITY . . . . .   $242,376,486   $10,323,466     $745,731,426
                                           ============   ===========     ============

Participants' equity represented by:
  Units credited to participants'
    accounts at June 30  . . . . . . . .
  Unit value at June 30  . . . . . . . .

   The accompanying notes and exhibits are an integral part of the financial statements.

                                      CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                               ALTERNATE THRIFT TRUST

                                STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION (Continued)
                                                           at June 30, 1994
                                         ___________________________________________________________
                                         Consolidated      Dominion
                                          Natural Gas     Resources                        Cash
                                            Company      Incorporated                    (General
                                             Common        Common        Diversified    Investments
                                           Stock Fund    Stock Fund         Fund           Fund)
                                         _____________   ____________    ___________    ___________
Assets:
  Consolidated Natural Gas Company
    common stock, at market, June 30,
    1995 - 12,006,428 shares, June 30,
    1994 - 11,374,812 shares (cost
    June 30, 1995 - $336,262,357,
    June 30, 1994 - $309,594,615)
    (Note 6) . . . . . . . . . . . . . .  $429,399,153   $       -       $        -     $        -
  Dominion Resources, Incorporated
    common stock, at market, June 30,
    1995 - 147,807 shares, June 30,
    1994 - 152,826 shares (cost
    June 30, 1995 - $3,741,952,
    June 30, 1994 - $3,758,409)
    (Note 6) . . . . . . . . . . . . . .            -     5,559,052              -               -
  Common and preferred stock, at
    market value (cost June 30, 1995 -
    $22,308,451, June 30, 1994 -
    $16,376,586) (Exhibit II)  . . . . .            -            -       16,897,258              -
  Corporate discounted notes, at
    market value (cost June 30, 1994 -
    $583,191)  . . . . . . . . . . . . .            -            -          584,180              -
  U.S. government agency Discount
    Note, at market value (cost June 30,
    1994 - $99,861)  . . . . . . . . . .            -            -           99,953              -
  Temporary investments, at cost (which
    approximates market value)
    (Exhibit III)  . . . . . . . . . . .            -            -          785,388       2,950,000
  Fixed Investment Fund (Exhibit IV) . .            -            -               -               -
  Loans to Participants  . . . . . . . .            -            -               -               -
  Cash . . . . . . . . . . . . . . . . .            -            -            3,295          47,833
  Dividends and interest receivable  . .            -            -           34,420           5,277
  Receivable from sale of common stock              -            -           14,304              -
  Contributions and loan deductions due
  from employers . . . . . . . . . . .              -            -               -           36,192
  Interfund accounts - receivable/
    (payable)  . . . . . . . . . . . . .       197,678     (313,416)         81,845       3,807,007
                                           ___________   __________     ___________     ___________

        TOTAL ASSETS . . . . . . . . . .  $429,596,831   $5,245,636     $18,500,643     $ 6,846,309
                                          ============   ==========     ===========     ===========

Liabilities and participants' equity:
  Accounts payable . . . . . . . . . . .       234,462   $       -      $    80,271     $   439,031
  Participants' equity (Note 10) . . . .   429,362,369    5,245,636      18,420,372       6,407,278
                                          ____________   __________     ___________     ___________

        TOTAL LIABILITIES AND
          PARTICIPANTS' EQUITY . . . . .  $429,596,831   $5,245,636     $18,500,643     $ 6,846,309
                                          ============   ==========     ===========     ===========

Participants' equity represented by:
  Units credited to participants'
    accounts at June 30  . . . . . . . .                                    194,576
  Unit value at June 30  . . . . . . . .                                     $94.67

         The accompanying notes and exhibits are an integral part of the financial statements.


                                   CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                             ALTERNATE THRIFT TRUST

                              STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION (Continued)
                                                          at June 30, 1994
                                          ____________________________________________

                                              Fixed       Participants'
                                           Investment         Loan           Funds
                                              Fund            Fund          Combined
                                          _____________   ____________    ____________
Assets:
  Consolidated Natural Gas Company
    common stock, at market, June 30,
    1995 - 12,006,428 shares, June 30,
    1994 - 11,374,812 shares (cost
    June 30, 1995 - $336,262,357,
    June 30, 1994 - $309,594,615)
    (Note 6) . . . . . . . . . . . . . .  $         -     $        -      $429,399,153
  Dominion Resources, Incorporated
    common stock, at market, June 30,
    1995 - 147,807 shares, June 30,
    1994 - 152,826 shares (cost
    June 30, 1995 - $3,741,952,
    June 30, 1994 - $3,758,409)
    (Note 6) . . . . . . . . . . . . . .             -             -         5,559,052
  Common and preferred stock, at
    market value (cost June 30, 1995 -
    $22,308,451, June 30, 1994 -
    $16,376,586) (Exhibit II)  . . . . .             -             -        16,897,258
  Corporate discounted notes, at
    market value (cost June 30, 1994 -
    $583,191)  . . . . . . . . . . . . .             -             -           584,180
  U. S. government agency Discount
    Note, at market value (cost June 30,
    1994 - $99,861)  . . . . . . . . . .             -             -            99,953
  Temporary investments, at cost (which
    approximates market value)
    (Exhibit III)  . . . . . . . . . . .             -             -         3,735,388
  Fixed Investment Fund (Exhibit IV) . .    240,860,534            -       240,860,534
  Loans to Participants  . . . . . . . .             -      9,757,407        9,757,407
  Cash . . . . . . . . . . . . . . . . .             -             -            51,128
  Dividends and interest receivable  . .             -             -            39,697
  Receivable from sale of common stock               -             -            14,304
  Contributions and loan deductions due
    from employers . . . . . . . . . . .             -        608,241          644,433
  Interfund accounts - receivable/
    (payable)  . . . . . . . . . . . . .     (3,164,873)     (608,241)              -
                                           ____________   ___________     ____________

        TOTAL ASSETS . . . . . . . . . .   $237,695,661   $ 9,757,407     $707,642,487
                                           ============   ===========     ============

Liabilities and participants' equity:
  Accounts payable . . . . . . . . . . .   $         -    $        -      $    753,764
  Participants' equity (Note 10) . . . .    237,695,661     9,757,407      706,888,723
                                          ____________    ___________     ____________

        TOTAL LIABILITIES AND
          PARTICIPANTS' EQUITY . . . . .   $237,695,661   $ 9,757,407     $707,642,487
                                           ============   ===========     ============

Participants' equity represented by:
  Units credited to participants'
    accounts at June 30  . . . . . . . .
  Unit value at June 30  . . . . . . . .

           The accompanying notes and exhibits are an integral part of the financial statements.

                                CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                           ALTERNATE THRIFT TRUST

                           STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

                                            WITH FUND INFORMATION
                                                          Year Ended June 30, 1995
                                         _________________________________________________________
                                         Consolidated     Dominion
                                          Natural Gas     Resources                       Cash
                                           Company      Incorporated                    (General
                                            Common         Common       Diversified    Investments
                                          Stock Fund     Stock Fund         Fund          Fund)
                                         ____________   ____________   ____________   ____________
Contributions (Notes 4 and 5):
  From participating employees  . .
  From participating employers  . .

                                         $ 17,281,693    $       -     $ 2,852,525    $   790,743
    Transfer from General
      Thrift Trust (Note 8) . . . .           713,566            -              -       2,013,006

Dividend income:
  Consolidated Natural Gas
    Company common stock  . . . . .        15,036,659            -         263,336        489,711
  Other  . . . . . . . . . .  . . .           327,177            -         799,634         30,044
Increase in unrealized
  appreciation of investments
  included in participants'
  equity (Note 6) . . . . . . . . .                -             -       2,410,462             -
Interest income . . . . . . . . . .             2,085            -          85,987        421,381
Realized gain on sale/conversion
  of investments (Note 7) . . . . .         2,301,618        88,601      1,568,553             -
Interfund conversions - net . . . .        (3,587,928)     (260,885)    (1,072,633)     6,576,032
                                         ____________    __________    ___________    ___________

        TOTAL ADDITIONS . . . . . .        32,074,870      (172,284)     6,907,864     10,320,917
                                         ____________    __________    ___________    ___________

Benefits paid to participants . . .         6,262,893       105,058        452,074      5,021,552

Decrease in unrealized
  appreciation of
  investments included
  in participants'
  equity (Note 6) . . . . . . . . .         5,721,440       143,645             -              -
                                         ____________    __________    ___________    ___________

       TOTAL DEDUCTIONS . . . . . .        11,984,333       248,703        452,074      5,021,552
                                         ____________    __________    ___________    ___________

Net increase/(decrease) in
  participants' equity during
  the year  . . . . . . . . . . . .        20,090,537      (420,987)     6,455,790      5,299,365

Participants' equity at
  beginning of year . . . . . . . .       429,362,369     5,245,636     18,420,372      6,407,278
                                         ____________    __________    ___________    ___________
Participants' equity at
  end of year . . . . . . . . . . .      $449,452,906    $4,824,649    $24,876,162    $11,706,643
                                         ============    ==========    ===========    ===========

     The accompanying notes and exhibits are an integral part of the financial statements.

                                CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                           ALTERNATE THRIFT TRUST

                           STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

                                      WITH FUND INFORMATION (Continued)
                                                    Year Ended June 30, 1995
                                         ____________________________________________
                                             Fixed       Participants'
                                          Investment         Loan           Funds
                                             Fund            Fund          Combined
                                         _____________   ____________   _____________
Contributions (Notes 4 and 5):
  From participating employees  . .                                     $   2,954,710
  From participating employers  . .                                        26,803,285
                                                                        _____________
                                          $  8,833,034   $        -        29,757,995
    Transfer from General
      Thrift Trust (Note 8) . . . .                 -             -         2,726,572

Dividend income:
  Consolidated Natural Gas
    Company common stock  . . . . .          6,753,309            -        22,543,015
  Other  . . . . . . . . . .  . . .                 -             -         1,156,855
Increase in unrealized
  appreciation of investments
  included in participants'
  equity (Note 6) . . . . . . . . .                 -             -         2,410,462
Interest income . . . . . . . . . .         15,417,890       824,583       16,751,926
Realized gain on sale/conversion
  of investments (Note 7) . . . . .                 -             -         3,958,772
Interfund conversions - net . . . .         (1,780,228)      125,642               -
                                          ____________   ___________    _____________
        TOTAL ADDITIONS . . . . . .         29,224,005       950,225       79,305,597
                                          ____________   ___________    _____________

Benefits paid to participants . . .         24,543,180       384,166       36,768,923

Decrease in unrealized
  appreciation of
  investments included
  in participants'
  equity (Note 6) . . . . . . . . .                 -             -         5,865,085
                                          ____________   ___________    _____________

        TOTAL DEDUCTIONS  . . . . .         24,543,180       384,166       42,634,008
                                          ____________   ___________    _____________

Net increase/(decrease) in
  participants' equity during
  the year  . . . . . . . . . . . .          4,680,825       566,059       36,671,589

Participants' equity at
  beginning of year . . . . . . . .        237,695,661     9,757,407      706,888,723
                                          ____________   ___________    _____________
Participants' equity at
  end of year . . . . . . . . . . .       $242,376,486   $10,323,466    $ 743,560,312
                                          ============   ===========    =============

     The accompanying notes and exhibits are an integral part of the financial statements.

                                CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                         ALTERNATE THRIFT TRUST

                             STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

                                      WITH FUND INFORMATION (Continued)
                                                          Year Ended June 30, 1994
                                         _________________________________________________________
                                         Consolidated     Dominion
                                          Natural Gas     Resources                        Cash
                                           Company      Incorporated                    (General
                                            Common         Common       Diversified    Investments
                                          Stock Fund     Stock Fund         Fund          Fund)
                                         ____________   ____________   ____________   ____________
Contributions (Notes 4 and 5):
  From participating employees  . .
  From participating employers  . .

                                         $ 17,271,581    $       -     $ 2,327,707    $   958,625
    Transfer from General
      Thrift Trust (Note 8) . . . .                -             -              -              -

Dividend income:
  Consolidated Natural Gas
    Company common stock  . . . . .        14,596,922            -         236,890        387,151
  Other  . . . . . . . . . .  . . .           344,657            -         574,391          8,380
Increase in unrealized
  appreciation of investments
  included in participants'
  equity (Note 6) . . . . . . . . .                -             -              -              -
Interest income . . . . . . . . . .               138            -          30,078        325,056
Realized gain on sale/conversion
  of investments (Note 7) . . . . .        10,133,552       124,611        514,320             -
Interfund conversions - net . . . .       (11,842,358)     (310,388)       125,664        406,186
                                         ____________    __________    ___________    ___________

        TOTAL ADDITIONS . . . . . .        30,504,492      (185,777)     3,809,050      2,085,398
                                         ____________    __________    ___________    ___________

Benefits paid to participants . . .         4,268,176       100,006        423,966      5,649,134

Decrease in unrealized
  appreciation of
  investments included
  in participants'
  equity (Note 6) . . . . . . . . .       178,896,364     1,416,718        646,560             -
                                         ____________    __________    ___________    ___________

       TOTAL DEDUCTIONS . . . . . .       183,164,540     1,516,724      1,070,526      5,649,134
                                         ____________    __________    ___________    ___________

Net increase/(decrease) in
  participants' equity during
  the year  . . . . . . . . . . . .      (152,660,048)   (1,702,501)     2,738,524     (3,563,736)

Participants' equity at
  beginning of year . . . . . . . .       582,022,417     6,948,137     15,681,848      9,971,014
                                         ____________    __________    ___________    ___________
Participants' equity at
  end of year . . . . . . . . . . .      $429,362,369    $5,245,636    $18,420,372    $ 6,407,278
                                         ============    ==========    ===========    ===========


     The accompanying notes and exhibits are an integral part of the financial statements.

                              CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                        ALTERNATE THRIFT TRUST

                           STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

                                    WITH FUND INFORMATION (Continued)
                                                    Year Ended June 30, 1994
                                         ____________________________________________
                                             Fixed       Participants'
                                          Investment         Loan           Funds
                                             Fund            Fund          Combined
                                         _____________   ____________   _____________
Contributions (Notes 4 and 5):
  From participating employees  . .                                     $   3,263,969
  From participating employers  . .                                        26,222,178
                                                                        _____________
                                          $  8,928,234   $        -        29,486,147
    Transfer from General
      Thrift Trust (Note 8) . . . .                 -             -                -
Dividend income:
  Consolidated Natural Gas
    Company common stock  . . . . .          6,033,107            -        21,254,070
  Other  . . . . . . . . . .  . . .                 -             -           927,428
Increase in unrealized
  appreciation of investments
  included in participants'
  equity (Note 6) . . . . . . . . .                 -             -                -
Interest income . . . . . . . . . .         14,851,046       822,894       16,029,212
Realized gain on sale/conversion
  of investments (Note 7) . . . . .                 -             -        10,772,483
Interfund conversions - net . . . .         12,246,871      (625,975)              -
                                          ____________   ___________    _____________
        TOTAL ADDITIONS . . . . . .         42,059,258       196,919       78,469,340
                                          ____________   ___________    _____________

Benefits paid to participants . . .         21,943,168       391,878       32,776,328

Decrease in unrealized
  appreciation of
  investments included
  in participants'
  equity (Note 6) . . . . . . . . .                 -             -       180,959,642
                                          ____________   ___________    _____________

        TOTAL DEDUCTIONS  . . . . .         21,943,168       391,878      213,735,970
                                          ____________   ___________    _____________

Net increase/(decrease) in
  participants' equity during
  the year  . . . . . . . . . . . .         20,116,090      (194,959)    (135,266,630)

Participants' equity at
  beginning of year . . . . . . . .        217,579,571     9,952,366      842,155,353
                                          ____________   ___________    _____________
Participants' equity at
  end of year . . . . . . . . . . .       $237,695,661    $9,757,407    $ 706,888,723
                                          ============    ==========    =============


     The accompanying notes and exhibits are an integral part of the financial statements.

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                         NOTES TO FINANCIAL STATEMENTS

Note 1-Accounting Policies:

     Significant  accounting   policies  used   in  the   preparation  of   the
accompanying financial statements are described below.

     The accounting records of the Thrift Plans ("Plans") are maintained on the accrual basis.

     Investments in securities are stated as follows:

          1. Consolidated Natural Gas Company common stock, herein called "Corporation common stock", which is held for the account of individual participants, is stated at quoted market value.

          2. Dominion Resources, Incorporated ("DRI") common stock, which is held for the account of individual participants in the Virginia Natural Gas, Inc. Employee Savings Plan and Virginia Natural Gas, Inc. Hourly Savings Plan ("VNG Plans"), successors to the Virginia Power Employee Savings Plan and Virginia Power Hourly Savings Plan ("Predecessor Plans"), respectively, is stated at quoted market value. The Predecessor Plans were sponsored by Virginia Electric & Power Company, a subsidiary of DRI.

          3. Securities are stated at quoted market value, except for temporary investments which are stated at cost which approximates market value.

          4. Corporation common stock has been purchased for participants on the open market, directly from the Corporation and in certain circumstances shares or fractional shares from terminating employees'
     Thrift Plan and Employee Stock Ownership Plan accounts and other stockholders. Such shares or fractional shares were allocated among the accounts of participants directing the Trustees to purchase Corporation common stock.

          5. The Fixed Investment Fund is stated at contract value. Contract value represents contributions and income earned in the fund, less withdrawals.

     Dividends received on all shares of Corporation common stock held in the Alternate Trust are invested in accordance with the participant's investment direction under the terms of the Plans. However, if any portion of a participant's investment is directed to the purchase of Corporation common stock, all dividends on Corporation common stock are invested in such stock. Dividends received on all shares of DRI common stock held in the Alternate Trust are invested in additional shares of Corporation common stock.

     Diversified Fund Units of the Alternate Trust are prorated to participants on the basis of unit cost calculated at the end of each month.

     Realized gains and losses on the sale of investments are determined using the average cost method.

     Participating employers bear the administrative expenses of the Plans and of the General and Alternate Trusts ("Trusts"), except that administrative expenses of the VNG Plans are borne by the participants. Brokerage and similar charges are included in the participants' transaction costs.

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

     The Trusts are maintained in accordance with the Plans to provide for the custody and investment of employee and employer contributions. They are administered by individual trustees (the "Trustees") who are appointed by and serve at the pleasure of the Corporation for a term of three years. The Trustees are employed by and are officers of various subsidiary companies of the Corporation. The Trustees serve without compensation from the Plans or Trusts.

Note 2-Description of the Thrift Plans:

     The following description of the Plans provides only general information. Participants should refer to the Thrift Plans' Prospectus and Summary Plan Descriptions for a more complete description of the Plans' provisions.

     The participants in the Thrift Plans are eligible employees of Consolidated Natural Gas Company and its participating subsidiaries. Each employee is eligible to participate in his employer's thrift plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon completion and delivery to the employer of an authorization form furnished by the employer. All union eligible hourly employees of Virginia Natural Gas, Inc. ("VNG") and those salaried and non-union eligible hourly employees of VNG who elected to continue participation after June 30, 1991 in the VNG Employee Savings Plan are eligible to elect to participate in the VNG Plans to be effective on the first day of any January, April, July or October after they have attained age eighteen and have been employed for six months.

     Alternate Thrift Trust

     All monies, except for monies attributable to the VNG Plans, received by the Trustees of the Alternate Thrift Trust are invested under any one or more of the following four options in multiples of 25%: (1) Corporation common stock, (2) units of participation in a Diversified Fund composed of securities other than securities of Consolidated Natural Gas Company and companies primarily engaged in the natural gas business, (3) the Fixed Investment Fund and (4) the General Investments Fund.

     Under the VNG Plans, all company matching contributions are invested in Corporation common stock. Employee contributions, both after-tax and elected pre-tax, are invested under any one or more of the following two options in multiples of 50%: (1) Corporation common stock and (2) the General Investments Fund.

     The Corporation common stock investment provision of the Trust permits the participant to direct the Trustees to purchase shares of Corporation common stock continuously or from cash accumulated in his account. Corporation common stock purchased is registered in the name of the Trustees and credited to the participant's account. Dividends on Corporation common stock registered in the Trustees' name are received and credited to the participant's account and invested in accordance with the Plans. Dividends on DRI common stock registered in the Trustees' name are received and credited to the participant's account and invested in additional shares of Corporation common stock. Except under the VNG Plans, upon written request the participant may purchase all or any portion of Corporation common stock credited to his account at the then current market price and the cash proceeds of any such sale shall be credited by the Trustees to his account.

     Under the Diversified Fund investment provision of the Trust, the participant may direct the Trustees to use all or part of the cash credited to his account to purchase units of participation in the Diversified Fund or he may direct them to purchase units continuously. Also, the participant

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS may direct the Trustees to sell any units in his account. The price at which such units are purchased or sold is derived by dividing the month-end market value of net assets of the Diversified Fund by the number of units then credited to participants' accounts.

     Cash may be deposited in a Fixed Investment Fund which is invested through group annuity contracts with one or more insurance companies. Investments under the contracts mature at various intervals. The interest rates credited monthly to participants' accounts represent a composite of the income earned under the contracts with the insurance companies. The average yield for the fiscal years ended June 30, 1995 and 1994 was 6.4% and 6.5%, respectively. The fair market value of the contracts at June 30, 1995 approximates the contract value.

     Cash deposited in the Trust which is not invested in the Corporation's common stock, the Diversified Fund, or the Fixed Investment Fund is invested in the General Investments Fund. This fund is invested in authorized securities and savings accounts. The earnings thereon are credited pro rata to participants' accounts at the end of each month.

     In addition, a participant, except for those participating in the VNG Plans, may convert funds from the above mentioned investment options to a loan account for the purpose of making a loan. Loan repayments, including principal and interest, are deposited in the participant's account and invested in accordance with the participant's then current investment direction.

     General Thrift Trust

     All monies received by the Trustees of the General Thrift Trust are invested in the General Investments Fund of the Trust and allocated to participants' accounts. All or a portion of such monies, except earnings on contributions made after January 1, 1987, may be used to purchase Corporation common stock based on the direction of the participants. Such stock acquired by the Trustees is registered in the name of the Trustees and credited to the participant's account. Dividends received by the Trustees on such stock are deposited in participants' accounts and are subject to the withdrawal provisions of the Trust. Shares purchased prior to January 1, 1982, are registered in the names of participants and are held by the Trustees. Dividends on pre-1982 shares are paid directly to the participant.

     The General Investments Fund is invested in authorized securities and savings accounts. The earnings thereon are credited pro rata to participants' accounts at the end of each month.

     The withdrawal provision of the Trust permits the participant to withdraw his contributions and earnings thereon, in cash and/or Corporation common stock, from his account. In addition, a participant may substitute cash for stock equal to the cost of Corporation common stock held for him by the Trustees.

     The VNG Plans do not participate in the General Thrift Trust.

Note 3-Tax Status of the Plans:

    Tax counsel for the Corporation is of the opinion that the Plans, as amended, meet the requirements for qualification under Section 401(a) of the Internal Revenue Code. Determination letters in effect for periods prior to January 1, 1995 have been received with respect to all the Thrift Plans except the System Thrift Plan of Consolidated Natural Gas Company and Its

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

Participating Subsidiaries for Employees Who Are Not Represented by a Recognized Union and the Virginia Natural Gas, Inc. Hourly Savings Plan. Determination letters have been requested for these plans for periods prior to January 1, 1995. A determination letter has been received with respect to the System Thrift Plan of Consolidated Natural Gas Company and Its Participating Subsidiaries for Employees Who Are Not Represented by a Recognized Union as in effect for periods prior to January 1, 1987. Under present Federal income tax law, the Trusts are believed to be exempt from taxation on earnings. As a result, employer contributions or the earnings credited to a participant's account are not subject to Federal income taxes until distribution of such amounts upon termination of employment or earlier withdrawal.

Note 4-Participation:

     The following table presents the number of employees participating in the respective funds at June 30, 1995 and June 30, 1994:

                  General
                  Thrift
                   Trust                    Alternate Thrift Trust
                 _________  _______________________________________________________________
                                           Dominion
                                          Resources
                            Corporation  Incorporated                  Cash
                               Common       Common                   (General      Fixed
                               Stock         Stock     Diversified  Investments  Investment
                                Fund         Fund         Fund         Fund)       Fund
                            ___________  ____________  ___________  ___________  __________
June 30, 1995 . . 6,336       6,153         322          1,080         462        3,286
June 30, 1994 . . 6,768       6,291         355            952         445        3,230

Note 5-Contributions:

     Contributions to the Plans by participating employers and their employees during the years ended June 30, 1995 and 1994 were as follows:

                                                     General Thrift Trust
                                                   ________________________
                                                      1995          1994
                                                   ___________  ___________
                                                    Employee      Employee
                                                   ___________  ___________

Consolidated Natural Gas Service Company, Inc.  .   $  651,976   $  676,091
The East Ohio Gas Company . . . . . . . . . . . .    6,870,790    6,955,096
The Peoples Natural Gas Company . . . . . . . . .    2,977,925    2,929,290
The River Gas Company . . . . . . . . . . . . . .      122,173      153,456
West Ohio Gas Company . . . . . . . . . . . . . .      210,106      224,118
CNG Producing Company . . . . . . . . . . . . . .      904,082      957,823
Hope Gas, Inc.  . . . . . . . . . . . . . . . . .    1,274,861    1,264,355
CNG Transmission Corporation  . . . . . . . . . .    5,532,940    5,789,820
Virginia Natural Gas, Inc.  . . . . . . . . . . .      227,528      231,076
CNG Energy Services Corporation . . . . . . . . .      150,859       73,356
                                                   ___________  ___________
                                                   $18,923,240  $19,254,481
                                                   ===========  ===========

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                             Alternate Thrift Trust
                               ________________________________________________
                                         1995                    1994
                               _______________________  _______________________
                                Employer     Employee     Employer    Employee
                               ___________  __________  ___________  __________

Consolidated Natural Gas
  Service Company, Inc.  . . . $ 1,816,962  $  259,179  $ 1,770,705  $  184,029
The East Ohio Gas Company  . .   8,393,971     618,693    8,281,475     763,921
The Peoples Natural Gas Company  4,274,860     362,425    4,117,693     481,945
The River Gas Company  . . . .     123,130      11,406      170,038      28,971
West Ohio Gas Company  . . . .     601,859     144,871      545,919     136,449
CNG Producing Company  . . . .   2,087,659     172,178    2,163,149     411,695
Hope Gas, Inc. . . . . . . . .   1,324,049     102,276    1,295,445     105,454
CNG Transmission Corporation .   6,203,876     738,243    6,273,313     774,500
Virginia Natural Gas, Inc. . .   1,502,259     422,936    1,417,542     364,519
CNG Energy Services
  Corporation  . . . . . . . .     474,660     122,503      186,899      12,486
                               ___________  __________  ___________  __________
                               $26,803,285  $2,954,710  $26,222,178  $3,263,969
                                ==========  ==========  ===========  ==========


     Employee contributions to the Alternate Thrift Trust for 1995 and 1994 include after-tax contributions in the amounts of $1,779,075 and $1,661,452, respectively, and rollovers from other qualified plans in the amounts of $1,175,635 and $1,602,517, respectively. Employer contributions to the Alternate Thrift Trust for 1995 and 1994 include employer matching contributions in the amounts of $18,636,809 and $18,465,392, respectively, and employee elected pre-tax contributions in the amounts of $8,166,476 and $7,756,786, respectively.

Note 6-Unrealized Appreciation of Participants' Equity:


                            General                                                  Trusts
                          Thrift Trust            Alternate Thrift Trust            Combined
                          ____________  ________________________________________  ____________
                                                         Dominion
                           Corporation   Corporation    Resources
                              Common       Common      Incorporated
                              Stock        Stock       Common Stock Diversified
                              Fund          Fund           Fund        Fund
                           ____________ ____________   ____________ ___________
Balance at June 30, 1993 . $ 6,168,602  $298,699,921   $ 3,266,095  $1,167,231  $ 309,301,849
Decrease during year . . .  (3,268,029)  178,896,364)   (1,416,718)   (646,560)  (184,227,671)
                           ___________  ____________   __________   __________  _____________
Balance at June 30, 1994 . $ 2,900,573  $119,803,557   $1,849,377   $  520,671  $ 125,074,178
Increase/(Decrease)
  during year  . . . . . .  (1,577,248)   (5,721,440)    (143,645)   2,410,462     (5,031,871)
                           ___________  ____________   __________   __________  _____________
Balance at June 30, 1995 . $ 1,323,325  $114,082,117   $1,705,732   $2,931,133  $ 120,042,307
                           ===========  ============   ==========   ==========  =============

The unrealized appreciation of the Trusts combined investments at June 30, 1995 and 1994 was $119,886,161 and $125,027,507, respectively. The difference between the unrealized appreciation of the Trusts combined investments and the unrealized appreciation of the Trusts combined participants' equity is the result of the Alternate Trust holding shares of Consolidated Natural Gas Company common stock and DRI common stock which have not been allocated to participants' accounts.

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

Note 7-Realized Gain on Sale/Conversion of Alternate Thrift Trust Investments:

                                      Year Ended June 30, 1995
                         _____________________________________________________
                                        Dominion
                                        Resources
                          Corporation  Incorporated
                            Common        Common     Diversified     Funds
                          Stock Fund    Stock Fund      Fund       Combined
                          ___________  ____________  ____________  ___________
Aggregate proceeds . . . $ 12,302,630  $  260,884    $19,919,903   $32,483,417
Aggregate costs  . . . .   10,001,012     172,283     18,351,350    28,524,645
                          ___________  __________    ___________   ___________
Realized Gain  . . . . . $  2,301,618  $   88,601    $ 1,568,553   $ 3,958,772
                          ===========  ==========    ===========   ===========

                                      Year Ended June 30, 1994
                         _____________________________________________________
                                         Dominion
                                         Resources
                          Corporation  Incorporated
                            Common        Common     Diversified     Funds
                          Stock Fund    Stock Fund      Fund       Combined
                          ___________  ____________  ___________  ___________
Aggregate proceeds . . . $ 20,412,360  $  310,387    $ 5,974,645  $26,697,392
Aggregate costs  . . . .   10,278,808     185,776      5,460,325   15,924,909
                          ___________  __________   ___________  ___________
Realized Gain  . . . . .  $10,133,552  $  124,611    $   514,320  $10,772,483
                          ===========  ==========    ===========  ===========

Note 8-Plan Amendments:

     The following amendments were made to the Thrift Plan of CNG Transmission Corporation and Hope Gas, Inc. for Employees Represented by Allegheny Mountain Gas Workers' Union and the Thrift Plan of The East Ohio Gas Company for Employees Represented by The Natural Gas Workers Union and the Thrift Plan of West Ohio Gas Company for Employees Represented By Local Union No. 308 effective October 1, 1993, June 16, 1994 and January 19, 1995, respectively:

     1. The Plan Administrator was identified as the person responsible for the day-to-day administration of the Plan.

     2. Technical changes were made regarding the amount of funds that may be withdrawn in accordance with the Hardship provisions of the Plan and the circumstances which may qualify for a hardship withdrawal.

     On September 13, 1994, the Board of Directors of Consolidated Natural Gas Company approved the following changes to the System Thrift Plan of Consolidated Natural Gas Company and Its Participating Subsidiaries for Employees Who Are Not Represented by a Recognized Union effective April 1, 1995:

     1. The Consolidated Natural Gas Company Common Stock Fund under the General Thrift Trust was eliminated. All shares credited to participants' accounts, at that time, were automatically transferred to the Consolidated Natural Gas Company Common Stock Fund under the Alternate Thrift Trust.

     2. All cash credited to Participants' accounts, at that time, in the General Investments Fund under the General Thrift Trust relating to company matching contributions was automatically transferred to the General Investments Fund under the Alternate Thrift Trust.

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

     3. All participants were eligible to make a one-time election to transfer all or a part of their balance in the General Investments Fund under the General Thrift Trust to the General Investments Fund under the Alternate Thrift Trust.

     During December 1994, each of the Thrift Plans were amended to provide for technical changes to ensure compliance with qualification requirements of the Internal Revenue Code.

Note 9-Transactions with Parties-in-Interest:

     Shares of Corporation common stock may be purchased directly from the Corporation or on the open market. During the fiscal years ended June 30, 1995 and 1994, 17,817 and 33,378 shares at a cost of $639,681 and $1,511,615, respectively, were purchased directly from the Corporation.

Note 10-Benefit Obligations:

    Benefit obligations being processed for distribution to persons who have withdrawn from participation in the Plans are as follows:

                                                      General Thrift Trust
                                                 ______________________________
                                                 June 30, 1995    June 30, 1994
                                                 _____________    _____________

Corporation Common Stock Fund . . . . . . . . .    $      750      $  230,162
Cash (General Investments Fund) . . . . . . . .       229,694          53,439
                                                   __________      __________
     Funds Combined                                $  230,444      $  283,601
                                                   ==========      ==========

                                                    Alternate Thrift Trust
                                                 ______________________________
                                                 June 30, 1995    June 30, 1994
                                                 _____________    _____________

Corporation Common Stock Fund . . . . . . . . .   $3,593,352       $2,007,781
Dominion Resources, Incorporated
  Common Stock Fund . . . . . . . . . . . . . .      130,926               -
Diversified Fund  . . . . . . . . . . . . . . .      295,872           39,755
Cash (General Investments Fund) . . . . . . . .      642,339          628,061
Fixed Investment Fund . . . . . . . . . . . . .    1,577,626          251,495
Particpants' Loan Fund  . . . . . . . . . . . .      161,146           42,530
                                                  __________       __________
     Funds Combined                               $6,401,261       $2,969,622
                                                  ==========       ==========

Note 11-Investments

     The following investments represent 5% or more of the Plan's net assets available for benefits:

                                                      General Thrift Trust
                                                 ______________________________
                                                 June 30, 1995    June 30, 1994
                                                 _____________    _____________

Corporation Common Stock  . . . . . . . . . . .   $ 2,247,863     $ 4,802,480

Temporary Investments:
  American Express Credit Company Notes . . . .            -       11,100,000
  American Corporation of North
    America Notes . . . . . . . . . . . . . . .     4,050,000      11,750,000
  Prudential Funding Corporation Notes  . . . .    10,100,000              -
                                                  ___________     ___________
     Funds Combined                               $16,397,863     $27,652,480
                                                  ===========     ===========

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                                    Alternate Thrift Trust
                                                 ______________________________
                                                 June 30, 1995    June 30, 1994
                                                 _____________    _____________

Corporation Common Stock  . . . . . . . . . . .  $450,241,050     $429,399,153

Insurance company contracts:
  Aetna Life Insurance Company #010463  . . . .    69,122,199       65,002,267
  Connecticut General Life Insurance
    Company #16306 and #16355 . . . . . . . . .    43,962,274       41,077,439
  Continental Assurance Company
    #GP30001-101  . . . . . . . . . . . . . . .    42,254,216       41,789,545
  John Hancock Mutual Life Insurance Company
    #6325-GAC . . . . . . . . . . . . . . . . .    42,305,296       46,451,221
  Metropolitan Life Insurance Company
    #013582-000 . . . . . . . . . . . . . . . .    40,470,946       38,534,182
                                                 ____________     ____________
     Funds Combined                              $688,346,901     $662,253,807
                                                 ============     ============

Note 12-Subsequent Events:

     On September 13, 1994, the Board of Directors of Consolidated Natural Gas Company approved the following changes to the System Thrift Plan of Consolidated Natural Gas Company and Its Participating Subsidiaries for Employees Who Are Not Represented by a Recognized Union that became effective July 1, 1995:

     1. The Alternate Thrift Trust was renamed the Long-Term Thrift Trust, while the General Thrift Trust was renamed the Short-Term Thrift Trust.

     2. The Long-Term Thrift Trust offers ten investment choices, including five stock funds, two fixed income funds and three balanced funds. The Consolidated Natural Gas Company Common Stock Fund and the Fixed Investment Fund continue to be options.

     3. Contributions can be invested in any one or more of the ten investment options in multiples of one percent.

     4. The General Investments Fund under the Alternate Thrift Trust was eliminated. Participants with balances in this fund were required to reinvest such amounts in the investment options available at that time.

     5. Investment options are valued daily and transfers among options are permitted daily.

     6. Participants pay investment management, marketing, transfer agent and administrative expenses for each investment option, except the Fixed Investment Fund.

     7.   Participants must  pay a $25 loan origination fee.

     8. Participants may gradually transfer their balances in the Consolidated Natural Gas Company Common Stock Fund to any of the other available investment options.

     9. Participants are permitted to contribute up to ten percent of their regular earnings on a pretax basis, subject to applicable Internal Revenue Code limitations.

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                   NOTES TO FINANCIAL STATEMENTS - (Concluded)


     The following amendment was made to the Thrift Plan of Consolidated Natural Gas Service Company, Inc. for Employees of the Computer Operations Department Represented by the Natural Gas Workers Union, the Thrift Plan of West Ohio Gas Company for Employees Represented by Local Union No. 308-C and the Thrift Plan of the River Gas Division of The East Ohio Gas Company for Employees Represented by Allegheny Mountain Gas Workers' Union effective August 19, 1995, September 16, 1995 and November 1, 1995, respectively:

     1. Technical changes were made regarding the amount of funds that may be withdrawn in accordance with the Hardship provisions of the Plan and the circumstances which may qualify for a hardship withdrawal.

                                                                     EXHIBIT I
                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                             GENERAL THRIFT TRUST
                             TEMPORARY INVESTMENTS
                                 June 30, 1995




                                             Par                      Market
                                            Value        Cost          Value
                                         ___________  ___________   ___________

Prudential Funding Corporation  Notes .  $10,100,000  $10,100,000   $10,100,000

Associates Corporation of North
  America Note  . . . . . . . . . . . .    4,050,000    4,050,000     4,050,000
                                         ___________  ___________   ___________

    Total . . . . . . . . . . . . . . .  $14,150,000  $14,150,000   $14,150,000
                                         ===========  ===========   ===========

                                                                     EXHIBIT II
                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                            ALTERNATE THRIFT TRUST
           COMMON AND PREFERRED STOCK INVESTMENTS - DIVERSIFIED FUND
                                 June 30, 1995

                                             No. of                  Market
   Name of Issuer                            Shares       Cost       Value
   ______________                          ___________ ___________ ___________
Common Stock:
   Abbott Laboratories                      3,400      $   106,625 $   137,700
   Aetna Life & Casualty Co.                6,600          419,791     414,975
   Air Products & Chemicals Inc.            1,000           46,770      55,750
   Albertsons Inc.                          2,200           61,979      65,175
   Alco Standard Corp.                        100            6,446       7,988
   Allied Signal Inc.                       1,500           55,502      66,750
   Allstate Financial Corp.                 2,500           73,032      74,062
   American Express Co.                    12,900          418,583     454,725
   American International Group Inc.        1,100           76,549     125,400
   Ameritech Corp.                          2,500          104,729     110,000
   Amgen Inc.                               1,400           62,206     112,613
   Amoco Corp.                              7,000          406,410     466,375
   Applied Materials Inc.                     700           29,550      60,637
   Archer Daniels Midland Co.               4,200           80,679      78,225
   AT&T Corp.                              13,800          693,692     731,400
   Automatic Data Processing Inc.             600           34,659      37,725
   Avon Products Inc.                         600           33,621      40,200
   Banc One Corp.                           3,600          119,790     116,100
   Barnett Banks Inc.                       4,400          218,834     226,050
   Baxter International Inc.                1,800           47,843      65,475
   Bay Networks Inc.                          400           13,588      16,550
   Bristol Myers Squibb Co.                 9,100          606,480     619,937
   British Steel PLC ADR Final Installment  1,400           31,995      38,850
   Browning Ferris Industries Inc.          5,700          152,067     205,200
   Cabletron Systems Inc.                     300           13,399      15,975
   Capital Cities ABC Inc.                    100            5,456      10,800
   Caterpillar Inc.                         1,000           62,458      64,250
   Ceridian Corp.                             600           19,743      22,125
   Chemical Banking Corp.                   3,200          143,326     151,200
   Chevron Corp.                            2,000           78,557      92,750
   Cigna Corp.                              1,300           98,854     100,912
   Cinergy Corp.                            4,500          105,990     118,125
   Circuit City Stores Inc.                 4,000           98,757     126,500
   Cisco Systems Inc.                         200            9,175      10,113
   Citicorp                                 2,600           83,812     150,475
   Coca-Cola Co.                              400           11,299      25,500
   Colgate-Palmolive Co.                      400           26,659      29,250
   Columbia / HCA Healthcare Corp.          4,000          135,035     173,000
   Crown Cork & Seal Co. Inc.                 200            7,822      10,025
   Dana Corp.                               1,600           42,958      45,800
   Dean Witter, Discover & Co.              8,100          375,254     380,700

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                            ALTERNATE THRIFT TRUST
           COMMON AND PREFERRED STOCK INVESTMENTS - DIVERSIFIED FUND
                                 June 30, 1995

                                             No. of                  Market
   Name of Issuer                            Shares       Cost       Value
   ______________                          ___________ ___________ ___________
Common Stock:
   Delta Air Lines Inc.                     1,900      $   119,865 $   140,125
   Digital Equipment Corp.                    200            9,316       8,150
   Disney (Walt) Co.                        4,300          175,770     238,650
   Dow Chemical Co.                         1,000           72,451      71,875
   Dun & Bradstreet Corp.                   1,800          104,900      94,500
   Dupont E I De Nemours & Co.             13,400          882,262     921,250
   Duracell International Inc.              4,100          176,077     177,325
   Eastman Chemical Co.                     1,400           72,013      83,300
   Eastman Kodak Co.                        4,300          233,589     260,688
   Eaton Corp.                                700           38,712      40,688
   Emerson Electric Co.                       200           11,474      14,300
   Equifax Inc.                             1,800           37,010      59,850
   Ericsson (L M) Telecom. Co. ADR Class B  3,500            5,115      70,000
   Exxon Corp.                             10,400          706,808     734,500
   Federal National Mortgage Association    1,550          136,905     146,475
   First Bank System Inc.                     700           20,658      28,700
   First Interstate Bancorp                   700           52,833      56,175
   First Union Corp.                        5,100          226,259     230,775
   Fleet Financial Group Inc.                 400           12,958      14,850
   Flowers Industries Inc.                  1,900           36,000      37,050
   Forest Laboratories Inc.                 1,500           68,402      66,562
   General Electric Co.                    10,900          460,074     614,488
   General Motors Corp. Class E             1,000           24,113      43,500
   General Re Corp.                           600           57,048      80,325
   General Signal Corp.                     1,000           35,759      39,750
   Georgia Pacific Corp.                      200           14,986      17,300
   Goodyear Tire & Rubber Co.               1,200           49,299      49,350
   Grace W R & Co.                          1,100           67,953      67,512
   GTE Corp.                               16,900          566,031     576,712
   Harland John H. Co.                      5,000          106,373     114,375
   Health Management Associates Inc.        2,100           60,743      61,425
   Hercules Inc.                            7,100          248,044     346,125
   Hewlett-Packard Co.                      3,400          147,211     253,300
   Home Depot Inc.                          6,000          261,424     244,500
   Illinois Tool Works Inc.                   700           27,532      38,500
   Ingersoll Rand Co.                         500           19,014      19,125
   Intel Corp.                              6,200          194,834     392,541
   International Business Machines Corp.    7,900          662,754     758,400
   International Paper Co.                  2,900          229,130     248,675
   Invesco Trust Co. Equity Fund           77,075        1,515,300   1,515,300
   Johnson & Johnson                        7,150          339,018     482,625

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                            ALTERNATE THRIFT TRUST
           COMMON AND PREFERRED STOCK INVESTMENTS - DIVERSIFIED FUND
                                 June 30, 1995

                                             No. of                  Market
   Name of Issuer                            Shares       Cost       Value
   ______________                          ___________ ___________ ___________
Common Stock:
   Lam Research Corp.                         700      $    26,162 $    44,800
   Lilly (Eli) & Co.                          500           30,052      39,250
   Lincoln National Corp.                     900           33,584      39,375
   Lockheed Martin Corp.                    4,700          190,055     296,688
   Mallinckrodt Group Inc.                  2,300           81,477      81,650
   Marriott International Inc.              4,000          120,977     143,500
   Marsh & McLennan Companies Inc.          2,600          215,313     210,925
   McDonald's Corp.                         1,000           29,675      39,125
   Mead Corp.                               1,600           69,928      95,000
   Medtronic Inc.                             800           43,624      61,700
   Merck And Co. Inc.                       7,800          298,260     383,175
   Microsoft Corp.                          1,300           44,606     117,487
   Millipore Corp.                            800           36,591      54,000
   Minnesota Mining & Manufacturing Co.     3,800          179,736     218,025
   Mobil Corp.                              3,500          263,778     336,000
   Morton International Inc.                1,500           47,938      43,875
   Motorola Inc.                              250            6,105      16,781
   NBD Bancorp Inc.                         3,500          109,465     112,000
   Nabisco Holdings Corp. Class A             700           18,687      18,900
   Nationsbank Corp.                        5,300          292,499     284,212
   Nokia Corp. Sponsored ADR                  400            8,079      23,950
   Norfolk Southern Corp.                   1,000           67,772      67,375
   Novell Inc.                              8,000          160,426     159,504
   Nynex Corp.                              2,000           83,652      80,500
   Ogden Corp.                              1,428           34,510      31,237
   Olsten Corp.                               500           14,548      16,375
   Pacific Gas & Electric Co.               4,100          110,104     118,900
   Pall Corp.                               1,600           34,121      35,600
   Parker-Hannifin Corp.                    2,850           87,586     103,312
   Pepsico Inc.                            12,300          515,554     559,650
   Phelps Dodge Corp.                       3,400          191,527     200,600
   Philip Morris Companies Inc.             4,800          348,267     357,000
   Phillips Petroleum Co.                  17,600          579,969     587,400
   Pitney Bowes Inc.                        3,000           99,614     114,750
   Price/Costco Inc.                       11,100          172,449     180,375
   Procter & Gamble Co.                     2,200          119,159     158,125
   Rayonier Inc.                              200            7,397       7,100
   Raytheon Co.                             3,000          181,374     232,875
   RCM Growth Equity Fund Inc.              1,286          292,335     295,877
   Royal Dutch Petroleum Co.                1,200          130,069     146,250
   Ryder System Inc.                        1,400           36,063      33,425

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                            ALTERNATE THRIFT TRUST
           COMMON AND PREFERRED STOCK INVESTMENTS - DIVERSIFIED FUND
                                 June 30, 1995

                                             No. of                  Market
   Name of Issuer                            Shares       Cost       Value
   ______________                          ___________ ___________ ___________
Common Stock:
   Sara Lee Corporation                     1,500      $    37,919 $    42,750
   SBC Communications Inc.                  3,000          117,794     142,875
   Schering-Plough Corp.                    1,600           49,670      70,600
   Schlumberger Limited                       700           38,308      43,487
   Sears Roebuck & Co.                     11,300          640,128     672,350
   Smithkline Beecham PLC ADR                 900           34,955      40,725
   Staples Inc.                             3,500          101,391     101,062
   Sundstrand Corp.                           300           15,617      17,925
   Tenneco Inc.                             6,600          306,428     303,600
   Teradyne Inc.                            2,100          133,037     137,288
   Texas Instruments Inc.                     800           64,080     107,100
   Textron Inc.                             2,300          101,816     133,688
   Torchmark Corp.                            900           41,843      33,975
   Toys R Us Inc.                           2,200           82,148      64,350
   UAL Corp.                                  150           15,590      21,056
   Unicom Inc.                              6,400          190,749     170,400
   Unilever N. V.                           2,100          221,683     273,263
   Union Camp Corp.                           400           22,470      23,150
   Upjohn Co.                                 500           17,083      18,813
   UST Inc.                                 5,200          144,415     154,700
   VF Corp.                                 2,300           98,788     123,625
   Vodafone Group PLC Sponsored ADR           400           13,082      15,150
   Wal-Mart Stores Inc.                     5,700          104,941     152,475
   Warner-Lambert Co.                       2,100          147,093     181,388
   Westvaco Corp.                           3,000          104,128     132,750
   Weyerhaeuser Co.                         1,700           76,202      80,113
   Whitman Corp.                            1,800           28,903      34,875
   Williamette Industries Inc.                500           25,063      27,750
   WMX Technologies Inc.                    4,000          119,166     113,500
   Xerox Corp.                              1,850          175,589     216,913
                                                       ___________ ___________
   Total                                               $22,189,156 $25,113,322

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                            ALTERNATE THRIFT TRUST
           COMMON AND PREFERRED STOCK INVESTMENTS - DIVERSIFIED FUND
                                 June 30, 1995

                                             No. of                  Market
   Name of Issuer                            Shares       Cost       Value
   ______________                          ___________ ___________ ___________

Preferred Stock:

   Ford Motor Co. PFD A                     1,300      $   119,295 $   126,263
                                                       ___________ ___________

   TOTAL PREFERRED STOCK                                   119,295     126,263
                                                       ___________ ___________

   TOTAL COMMON AND PREFERRED STOCK                    $22,308,451 $25,239,585
                                                       =========== ===========

                                                                   EXHIBIT III


                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                              ALTERNATE THRIFT TRUST

                              TEMPORARY INVESTMENTS

                                  June 30, 1995


                                                Par                    Market
                                               Value        Cost       Value
                                             __________  __________  __________

Diversified Fund:

  The Chase Manhattan Bank, N.A.
    Domestic Liquidity Fund . . . . . . . .  $1,971,232  $1,971,232  $1,971,232

General Investments Fund:

  Prudential Funding Corporation Notes  . .   4,420,000   4,420,000   4,420,000

  Associates Corporation of North America
    Note  . . . . . . . . . . . . . . . . .     550,000     550,000     550,000
                                             __________  __________  __________

      TOTAL GENERAL INVESTMENTS
        FUND  . . . . . . . . . . . . . . .   4,970,000   4,970,000   4,970,000
                                             __________  __________  __________

      TOTAL . . . . . . . . . . . . . . .    $6,941,232  $6,941,232  $6,941,232
                                             ==========  ==========  ==========

                                                                     EXHIBIT IV

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                            ALTERNATE THRIFT TRUST
                             FIXED INVESTMENT FUND
                                 June 30, 1995



                                                                   Cost
                                                            (Which Approximates
     Insurance Company                                          Market Value)
     _________________                                      ___________________

Aetna Life Insurance Company                                  $ 69,122,119
Connecticut General Life Insurance Company                      43,962,274
Continental Assurance Company                                   42,245,216
John Hancock Mutual Life Insurance Company                      42,305,296
Pacific Mutual Life Insurance Company                            6,812,534
Metropolitan Life Insurance Company                             40,470,946
                                                              ____________

          TOTAL FIXED INVESTMENT FUND                         $244,918,385
                                                              ============


























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

                                    SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                     THRIFT PLANS OF CONSOLIDATED NATURAL GAS
                                     COMPANY AND ITS PARTICIPATING SUBSIDIARIES
                                                  (Name of Plan)



                                     By          Donald W. Borneman
                                           ____________________________
                                          (DONALD W. BORNEMAN, Trustee)



Dated:  December 21, 1995































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

                        CONSENT OF INDEPENDENT ACCOUNTANTS

    We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-44892) of Consolidated Natural Gas Company of our report dated December 18, 1995, appearing on page 1 of this Form 11-K.




600 Grant Street
Pittsburgh, PA  15219
December 21, 1995

























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